

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via Facsimile
Mr. Lee K. Boothby
President and Chief Executive Officer
Newfield Exploration Company
363 North Sam Houston Parkway East, Suite 100
Houston, Texas 77060

> **Re: Newfield Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-12534**

Dear Mr. Boothby:

This letter replaces our letter dated August 31, 2011. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Results of Operations, page 35

1.   We note that you often disclose that one factor or a few factors were "primarily" responsible for certain changes over the reported periods. Please be sure you discuss all material factors that contribute to material changes. For example, and without limitation, you disclose that revenues were 41% higher in 2009 than 2010 "primarily due to increased oil and gas production and higher average realized oil and gas prices." If there were other material factors that contributed to the revenue increase, please also discuss these.

2.   In addition, where two or more factors contribute to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, and without limitation, you state that the

increase in domestic production of 14% was due to increased production from your Mid-Continent and Rocky Mountain divisions and deepwater Gulf of Mexico operations and offset by your onshore Gulf of Mexico operations. Please quantify the amount of change due to production levels at each of your divisions.

Contractual Obligations, page 46

3.   We note your disclosure relating to your delivery commitments. Please disclose the information required by Items 1207(a)(1), 1207(a)(3) and 1207(b) or tell us why you do not need to.

Financial Statements, page 57

Note 1 – Organization and Summary of Significant Accounting Policies – Oil and Gas Properties, page 65

4.   Please confirm to us whether the sum of the components of each particular cost center ceiling were reduced by "*estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves*," as required by Rule 4-10(c)(4)(i)(A) of Regulation S-X, and increased by "*the lower of cost or estimated fair value of unproven properties included in the costs being amortized,*" as required by Rule 4-10(c)(4)(i)(C) of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney at (202) 551-3863 or Ethan M. Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director